UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

LCA-VISION INC
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

501803308
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 17, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 501803308

1	NAME OF REPORTING PERSON STEPHEN N. JOFFE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,115,320
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,115,320
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,115,320 - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% - See Item 5
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 501803308

1	NAME OF REPORTING PERSON CRAIG P.R. JOFFE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,115,320
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,115,320
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,115,320 - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% - See Item 5
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 501803308

1	NAME OF REPORTING PERSON ALAN H. BUCKEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF - See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,115,320
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,115,320
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,115,320 - See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4% - See Item 5
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 501803308

Explanatory Note

This Schedule 13D, as amended (“Schedule 13D”), relates to shares of Common Stock, $.001 par value (the “Shares”), of LCA-Vision Inc., a corporation organized under the laws of Delaware (the “Issuer”).  This statement is being filed by Stephen N. Joffe, Craig P.R. Joffe, and Alan H. Buckey (collectively, the “Reporting Persons”).

This Amendment No. 6 to Schedule 13D (this “Amendment”) is being filed by the Reporting Persons solely to amend Items 4 and 7.

Item 4.  Purpose of Transactions.

Item 4 is amended to add the following:

On December 17, 2008, the Reporting Persons issued an open letter to all stockholders of the Issuer (the “Open Letter to Stockholders”).  Additionally, on December 17, 2008, the Reporting Persons sent a cover letter with a courtesy copy of the Open Letter to Stockholders to Mr. E. Anthony Woods, Chairman of the Board of the Issuer, with copies to Mr. William Bahl, Mr. John Gutfreund, Mr. John Hassan and Mr. Steven Straus as the other Directors of the Board of the Issuer (the “Letter to the Board”).  Copies of the Open Letter to Stockholders and the Letter to the Board are attached as exhibits 99.11 and 99.12 hereto, respectively, and incorporated herein by reference.

The Reporting Persons disclosed in each of the Open Letter to Stockholders and the Letter to the Board that they hope the Board will engage in meaningful discussions regarding the Reporting Persons’ serious concerns with the Issuer and representation by the Reporting Persons on the Board.  The Reporting Persons further stated that if the Board continues to rebuff the Reporting Persons, they will not hesitate to take all necessary action to protect their investment, including seeking to remove and replace the existing Board.

Except as the foregoing may be deemed a present plan or proposal, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position, and/or change their purpose or formulate or reformulate their plans or proposals with respect thereto.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibit:

Exhibit	Description
99.1*	Power of Attorney
99.2*	Joint Filing Agreement
99.3*	Letter dated November 21, 2008 from the Reporting Persons to Mr. Tony Woods, Chairman of the Issuer (included in Exhibit 99.4)
99.4*	Press release dated November 21, 2008
99.5*	Letter dated November 24, 2008 from the Reporting Persons to Mr. Tony Woods, Chairman of the Issuer (included in Exhibit 99.6)
99.6*	Press release dated November 24, 2008
99.7*	Letter dated December 4, 2008 from the reporting Persons to Mr. Tony Woods, Chairman of the Issuer (included in Exhibit 99.8)
99.8*	Press release dated December 4, 2008
99.9*	Letter dated December 9, 2008 from the reporting Persons to Mr. Tony Woods, Chairman of the Issuer (included in Exhibit 99.10)
99.10*	Press release dated December 9, 2008
99.11	Open Letter to Stockholders
99.12	Letter to the Board
99.13	Power of Attorney

* Previously filed.

CUSIP NO. 501803308

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 2008

*
Stephen N. Joffe

*
Craig P.R. Joffe

*
Alan H. Buckey

/s/ Steven Wolosky
*By: Steven Wolosky, as Attorney-in-Fact